UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 2)*

Trina Solar Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G90565 10 5
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G90565 10 5	Page	2	of	16

1	NAMES OF REPORTING PERSONS Good Energies II LP, acting by its general partner, Good Energies General Partner Jersey Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	G90565 10 5	Page	3	of	16

1	NAMES OF REPORTING PERSONS COFRA Jersey Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CUSIP No.	G90565 10 5	Page	4	of	16

1	NAMES OF REPORTING PERSONS COFRA Holding AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CUSIP No.	G90565 10 5	Page	5	of	16

1	NAMES OF REPORTING PERSONS Good Energies (UK) LLP, acting by its managing member, Good Energies Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	G90565 10 5	Page	6	of	16

1	NAMES OF REPORTING PERSONS Good Energies AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G90565 10 5	Page	7	of	16

1	NAMES OF REPORTING PERSONS FIDARC SARL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G90565 10 5	Page	8	of	16

1	NAMES OF REPORTING PERSONS Good Energies Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G90565 10 5	Page	9	of	16

1	NAMES OF REPORTING PERSONS Good Energies Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G90565 10 5	Page	10	of	16

1	NAMES OF REPORTING PERSONS The Banbury Settlement, acting through Fircroft Limited, as trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Channel Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G90565 10 5	SCHEDULE 13G	Page	11	of	16
Item 1.
(a)	Name of Issuer:

The name of the issuer is Trina Solar Limited.

(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at No.2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
Item 2.
(a)	Name of Person Filing:

This statement is filed by:
(i)	Good Energies II LP, acting by its general partner, Good Energies General Partner Jersey Limited

(ii)	COFRA Jersey Limited

(iii)	COFRA Holding AG

(iv)	Good Energies (UK) LLP, acting through its managing member, Good Energies Investments Limited

(v)	Good Energies AG
(vi)	FIDARC SARL

(vii)	Good Energies Inc

(viii)	Good Energies Holdings Limited

(ix)	The Banbury Settlement, acting through Fircroft Limited, as trustee (collectively, the “Reporting Persons”)
(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Good Energies II LP is at 2nd Floor, Windward House, La Route de la Liberation, St. Helier, JE2 3BQ Jersey, the Channel Islands.

The address of the principal business office of Good Energies General Partner Jersey Limited is at 2nd Floor, Windward House, La Route de la Liberation, St. Helier, JE2 3BQ Jersey, the Channel Islands.

The address of the principal business office of COFRA Jersey Limited is at 2nd Floor, Windward House, La Route de la Liberation, St. Helier, JE2 3BQ Jersey, the Channel Islands.

The address of the principal business office of COFRA Holding AG is at Grafenauweg 10, Zug CH-6301, Switzerland.

CUSIP No.	G90565 10 5	SCHEDULE 13G	Page	12	of	16
The address of the principal business office of Good Energies (UK) LLP is at Standbrook House, 2-5 Old Bond Street, London, W1S 4PD, United Kingdom.

The address of the principal business office of Good Energies Investments Limited is at Standbrook House, 2-5 Old Bond Street, London, W1S 4PD, United Kingdom.

The address of the principal business office of Good Energies AG is at Grafenauweg 4, CH-6301, Zug, Switzerland.

The address of the principal business office of FIDARC SARL is at 48 Rue de Bragance, Luxembourg, Grand Duchy of Luxenbourg.

The address of the principal business office of Good Energies Inc is at 277 Park Avenue, 29th Floor, New York, NY 10172, USA.

The address of the principal business of the office of Good Energies Holdings Limited is at 15 Esplanade, St. Helier, Jersey JE1 1RB, the Channel Islands.

The address of the principal business of the office of Fircroft is at 15 Esplanade, St. Helier, Jersey JE1 1RB, the Channel Islands.

(c)	Citizenship:

Good Energies II LP is a limited partnership organized under the laws of Jersey, the Channel Islands.

Good Energies General Partner Jersey Limited is a company incorporated in Jersey, the Channel Islands.
COFRA Jersey Limited is a company incorporated in Jersey, the Channel Islands.

COFRA Holding AG is a company incorporated in Switzerland.

Good Energies (UK) LLP is a limited liability partnership organized under the laws of the United Kingdom.

Good Energies Investments Limited is a company incorporated in the United Kingdom.

Good Energies AG is a company incorporated in Switzerland.

FIDARC SARL is a company incorporated in Luxembourg.

Good Energies Inc is a company incorporated in Delaware.

Good Energies Holdings Limited is a company incorporated in Jersey, the Channel Islands.

Fircroft Limited is a company incorporated in Jersey, the Channel Islands.

(d)	Title of Class of Securities:

Ordinary Shares.

CUSIP No.	G90565 10 5	SCHEDULE 13G	Page	13	of	16
(e)	CUSIP Number: G90565 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section

3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
All Reporting Persons:
(a) Amount beneficially owned: 0
(b) Percent of class: 0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 0

CUSIP No.	G90565 10 5	SCHEDULE 13G	Page	14	of	16

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 99.1 (previously filed).

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	G90565 10 5	SCHEDULE 13G	Page	15	of	16
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2010.
GOOD ENERGIES II LP acting by its General Partner GOOD ENERGIES GENERAL PARTNER JERSEY LIMITED

by:	/s/ F M Kennedy		by:	/s/ P A Bradshaw

	Name:	F M Kennedy		Name:	P A Bradshaw
	Title:	Director		Title:	Director

COFRA JERSEY LIMITED

by:	/s/ F M Kennedy		by:	/s/ P A Bradshaw

	Name:	F M Kennedy		Name:	P A Bradshaw
	Title:	Director		Title:	Director

COFRA HOLDING AG

by:	/s/ Rob Smeele		by:	/s/ Frank Stapper

	Name:	Rob Smeele		Name:	Frank Stapper
	Title:	Head of Group Taxation		Title:	Legal Manager Switzerland

GOOD ENERGIES (UK) LLP, acting by its managing member, GOOD ENERGIES INVESTMENTS LIMITED

by:	/s/ Joost Becker		by:	/s/ Ian Taylor

	Name:	Joost Becker		Name:	Ian Taylor
	Title:	Director		Title:	Director

GOOD ENERGIES AG

by:	/s/ Marcel Brenninkmeijer		by:	/s/ Stefan Schoenbeck

	Name:	Marcel Brenninkmeijer		Name:	Stefan Schoenbeck
	Title:	Chairman		Title:	Financial Controller

CUSIP No.	G90565 10 5	SCHEDULE 13G	Page	16	of	16

FIDARC SARL

by:	/s/ Raf Bogaerts		by:	/s/ Michel de Groote

	Name:	Raf Bogaerts		Name:	Michel de Groote
	Title:	Manager		Title:	Manager

GOOD ENERGIES INC.

by:	/s/ Michelle S. Riley		by:	/s/ Ronald Fishman

	Name:	Michelle S. Riley		Name:	Ronald Fishman
	Title:	Attorney-in-fact		Title:	Attorney-in-fact

GOOD ENERGIES HOLDINGS LIMITED

by:	/s/ Julian Hayden

	Name:	Julian Hayden
	Title:	Director

THE BANBURY SETTLEMENT, acting through FIRCROFT LIMITED, as trustee

by:	/s/ Steven Robinson

	Name:	Steven Robinson
	Title:	Director
     Exhibit Index

Exhibit	Description
99.1	Response to Item 8*
99.2	Joint Filing Agreement*

*	Previously filed.